F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER

RICHARD D. RABSON

(1) DAVID W. SMALLEY

RAVINDER R.S. UPPAL

(2) AILIN WAN

(3) BARBARA G. WOHL

KIT H. LUI

(4) BYRON BYUNG-OH LEE

GEETA K. BAINS

   (1) Personal law corporation

   (2) Also member of Massachusetts bar

   (3) Also member of Ontario bar

   (4) Also member of New York bar

July 29, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention: John Reynolds, Assistant Director, Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re:   Neoview Holdings Inc. (the "Company"), Amendment No. 2 - Form SB-2 Registration Statement
File No. 333-122557

Further to your letter dated May 18, 2005, enclosed please find three clean copies and three blacklined copies (hard copies) of Amendment No. 2 to the Form SB-2 Registration Statement, filed with you, by courier. Also please find (filed with you by Edgar) a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers), of Amendment No. 2 to Form SB-2 Registration Statement, including Exhibits. Please note the Company advises that the Transfer Agent of the Company has changed its name, address and telephone numbers and the auditors of the Company, Moore Stephens Ellis Foster Ltd. merged with Ernst & Young LLP on May 4, 2005 and have continued their business under the name Ernst & Young since that time. The auditors have again audited the financial statements of the Company from January 1, 2005 to May 31, 2005. They provided a consent under the name of Ellis Foster for the previous audited financial statements as at December 31, 2004 and a consent under the name of Ernst & Young for the audited financial statements as at May 31, 2005.

The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your May 18, 2005 letter:

General

  An audited financial statements for the period from November 17, 2004 (inception) to May 31, 2005 are enclosed and the consent of the independent accountants is also enclosed.
  The Company advises that on May 21, 2005 the Company issued additional shares of its common stock to the two directors, subscribed by them in the total amount of one and one-half million (1,500,000) shares at a price of $0.02 per share. The percentage of resale by the shareholders is therefore reduced to 50%, as the two directors are not reselling their shares under this Prospectus.
  It is revised accordingly.
  It is filed accordingly.

  Cover Page of the Prospectus

  It is disclosed accordingly.

  Please see Going Concerns, page 5

  It is revised accordingly.

  Risk Factors, page 6

  It is revised accordingly.

  Because our business will use the Internet as the primary medium to conduct our business transactions, our success is dependent upon the widespread acceptance and use of the Internet as an effective medium of commerce, page 8

  The version "Internet auto parts & tool trade center" is replaced by "Internet auto parts & tool trade website".
  The version "most of" is deleted. There is no other way for the Company to conduct business.

  We may not be able to compete effectively against our competitors as some of our competitors have greater financial, technical and human resources than us. If we do not compete against our competitors effectively, our business and prospects will be adversely affected, page 9

  The version you refer to is deleted and revised according to your prior comment number 11.

  Growth of Internet Usage in China, page 15

  The correct address should be "www.cnnic.cn".
  The copies of the statistical report the Company referred to in the registration statement are enclosed herein.

  Government Regulations, Page 19

  It is revised and clarified accordingly. In addition, the disclosure referred to in your letter is reinserted.

  Plan of Operation - General - page 21

  It is completed accordingly.

  Certain Relationships and Related Transactions, page 24

  This loan refers to the balance of the service payment, not yet paid to Ms. Hao Liu pursuant to a service agreement between the Company and Ms. Hao Liu dated December 1, 2004. Please see "Executive Compensation" about the service agreement between the Company and Ms. Hao Liu.

  Market for our Common Stock and Related Stockholder Matters, page 33

  "February 3, 2004" is a typographical error. The Company was incorporated on November 17, 2004. The Company completed its private placement with the selling security holders on November 30, 2004. The one year hold period required by Rule 144 is not met. It requires that a minimum of one year must elapse between the later date of securities from the issuer and any resale of such securities and the one year period shall not begin until the full purchase price is paid.

If you have any other questions, please do not hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per:

/s/ Ailin Wan

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